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Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

GSIN-ER Linked Notes Due January 29, 2008
Final Term Sheet

Aggregate Principal Amount:	$15,000,000
Trade Date:	October 13, 2006
Original Issue Date:	October 20, 2006
Stated Maturity Date:
January 29, 2008, unless such day is not a Business Day in which case the Stated Maturity Date will be the next following Business Day (subject, in each case, to the effect of any Market Disruption Event).
Determination Date:
5 Business Days prior to the Stated Maturity Date, subject to the effect of any Market Disruption Event, but not later than January 29, 2008 (or, if such day is not a Business Day, the Business Day immediately following January 29, 2008).
Initial Issue Price:	100.00%
Underwriting commission:	0.25%
Proceeds to Issuer:	99.75%
Initial Index Level:	308.3141
Trigger Level:	271.3164 (88% of the Initial Index Level)
Spread:	Minus 0.26% per annum
Interest Payment Date:	January 22, April 20, July 20 and October 22, 2007 and the Stated Maturity Date.
Reset Date:	January 22, April 20, July 20 and October 22, 2007.
CUSIP:	00254EBT8

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.

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AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation) GSIN-ER Linked Notes Due January 29, 2008 Final Term Sheet